SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	2011 Interim Report, dated August 23, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 9, 2011	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

3

Exhibit 1.1

Contents	A-2	Financial Highlights

	A-3	Chairman’s Statement

	A-8	Independent Review Report of the International Auditor

	A-9	Unaudited Consolidated Statement of Financial Position

	A-11	Unaudited Consolidated Statement of Comprehensive Income

	A-12	Unaudited Consolidated Statement of Changes in Equity

	A-13	Unaudited Consolidated Statement of Cash Flows

	A-15	Notes to the Unaudited Interim Financial Statements

	A-30	Other Information

China Telecom Corporation Limited | Interim Report 2011
Financial Highlights

Excluding amortisation of the upfront connection fees

	Six-month periods
	ended 30 June
	2010	2011	Rates of change

Operating revenues (RMB millions)	107,552	120,110	11.7%
EBITDA[1] (RMB millions)	45,759	48,501	6.0%
EBITDA margin	42.5%	40.4%	(2.1	pp)
Net profit[2] (RMB millions)	8,811	9,710	10.2%
Basic earnings per share (RMB)	0.11	0.12	10.2%
Capital expenditure (RMB millions)	17,918	20,967	17.0%
Free cash flow[3] (RMB millions)	18,591	15,458	(16.9%)

Including amortisation of the upfront connection fees

	Six-month periods
	ended 30 June
	2010	2011

Operating revenues (RMB millions)	107,817	120,208
EBITDA[1] (RMB millions)	46,024	48,599
EBITDA margin	42.7%	40.4%
Net profit[2] (RMB millions)	9,076	9,808

Operating Revenues (RMB millions)	EBITDA[1] (RMB millions)

Net Profit[2] (RMB millions)	Free Cash Flow[3] (RMB millions)

1	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
2	Net profit represents profit attributable to equity holders of the Company.
3	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

China Telecom Corporation Limited | Interim Report 2011
Chairman’s Statement

In the first half of 2011, we captured the valuable opportunities arising from the accelerated development of social and economic informatisation to deepen strategic transformation, amidst the rapid technological advancement in mobile Internet. We proactively implement our strategic positioning as “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development”, adhering to integrated differentiated operation. Riding on mobile, broadband and industry applications as a breakthrough to promote scale development of full services operation, the business structure was further optimised and new development mode of innovation, centralised efficient operation, precision management and value enhancement was accomplished. The full services operation of the Company embarked on a healthy trajectory for sustainable growth.

China Telecom Corporation Limited | Interim Report 2011
Chairman’s Statement (Continued)

Operating results

In the first half of 2011, the Company’s operation has progressed as planned. The operating revenues amounted to RMB120,208 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB120,110 million, an increase of 11.7% from the same period of last year. EBITDA1,2 was RMB48,501 million, an increase of 6.0% from the same period of last year while the EBITDA margin was 40.4%. The profit attributable to equity holders of the Company was RMB9,710 million, a growth of 10.2% from the same period of last year, demonstrating concurrent achievements in scale development of subscribers and remarkable enhancement in profitability. Basic earnings per share were RMB0.12. Capital expenditure for the period was RMB20,967 million while free cash flow3 reached RMB15,458 million.

Taking into consideration the Company’s business development needs and its capital requirement for the planned acquisition of mobile network assets from the parent company in 2012, the Board of Directors has decided not to pay any interim dividends in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Deepening transformation to facilitate scale development of full services operation

In the first half of this year, the Company thoroughly explored the pattern and development path of full services operation. The Company deepened integrated offering and innovative development modes. New products and capabilities were nurtured, facilitating growth businesses in promoting full services operation and remarkable breakthrough in scale development.

3G driving rapid growth of mobile services

In the first half of 2011, mobile Internet applications became increasingly proliferating and gradually formed an integral part of mobile information consumption in society, with increasing tendency to use 3G services by the subscribers. Benefitting from the successful execution of terminal strategy, the consumption threshold of 3G terminals has significantly decreased, yielding rapid scale development of the mobile services of the Company. The number of mobile subscribers increased by 17.85 million in the first half of the year, reaching a total number of 108 million and successfully exceeding 100 million subscribers. The Company becomes the world’s largest CDMA mobile network operator where 19.9% of the mobile subscribers were 3G subscribers, which is above the industry average level. Mobile service revenue increased by 36.8% over the same period of last year, reaching RMB31,139 million, and further rising to 25.9% as a percentage of operating revenue.

In the first half of the year, we have achieved a critical breakthrough in 3G smartphones. There are over 100 3G smartphone models available for sale, and the sales of 3G smartphones priced around RMB1,000 outperformed our peers with remarkable enhancement in price-performance factors. We closely followed the market momentum of mobile Internet services, leveraging the convergence of wireline and mobile services and riding on smartphone handset terminals. Through implementing the strategy of “selling handset first, matching by service package”, we reinforced the sales and marketing to enhance customers’ experience and vigorously promoted the transformation of self-operated sales outlets to handset specialty stores like electronic appliances stores. With the optimisation in commission and incentive policies for open channels, we effectively activated open channels and significantly increased their share of terminal sales and subscriber acquisition, which became an important channel in developing public customers. We persisted in high value data traffic operation strategy and actively promoted popular applications. In the first half of the year the monthly compound growth rate of 3G handset Internet traffic exceeded 12%. Through expansion in the depth and comprehensiveness of Wi-Fi coverage in hotspots areas and offloading mobile data traffic through Wi-Fi, we effectively enhanced the customers’ mobile broadband experience.

1	For the convenience of investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.
2	Including the amortisation of upfront connection fees, EBITDA was RMB48,599 million, profit attributable to equity holders of the Company was RMB9,808 million, and basic earnings per share were RMB0.12.
3	Free cash flow was calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

China Telecom Corporation Limited | Interim Report 2011
Chairman’s Statement

Upgrading broadband bandwidth to promote scale development

As a key high-speed carrier for information services, the data access speed and penetration rate of broadband services become vital benchmarks of national informatisation. The Company duly launched the “Broadband China, Fibre Cities” project and further optimised the measures in sales and marketing as well as services. In the first half of the year, the net addition of wireline broadband subscribers was 6.61 million, reaching a total number of 70.09 million. Revenue from wireline broadband services increased by 13.1% from the same period last year, reaching a total of RMB29,755 million, further rising to 24.8% as a percentage of the operating revenue.

In the first half of this year, we deepened unified customer account operation, primarily accomplishing unified authentication for broadband account, mobile account and self-operated content and application account to further improve customers’ experience. We adopted initiatives to upgrade the broadband service and handle customers complaints via multi-channels. Back- end workflow was optimised to shorten the response time to customer enquiries. Self-determined integrated service packages were offered to enrich customers’ choice and to enhance customers’ satisfaction. With acceleration in bandwidth upgrade, all cities in service areas basically had 8Mbps broadband access capability and the bandwidth capability with 20Mbps reached coverage of 65%. The bandwidth of our IP-based backbone core network has upgraded to 26 Tbps. Our competitive edges were further reinforced, which not only facilitated the growth of subscribers but also laid down a solid foundation for future competitiveness.

Riding on competitive edges of government and enterprise customers to boost industry informatisation applications

Following the further deepening of scientific development mindset and implementation by the nation, the market of industry informatisation application becomes a rich gold mine. Leveraging our integrated strengths in ICT and mobile network and as a result of our accelerated expansion, in the first half of the year, revenue from value-added and integrated information service reached RMB22,359 million, an increase of 24.2% over the same period of last year.

In the first half of this year, we continued to expedite the scale replication and promotion of mature industry informatisation applications servicing Government supervision and enforcement, the finance industry, corporate clients and clustered small to medium-sized enterprises. For the government and enterprise market, we focused on addressing customers’ key requirements on a segmental basis and offered targeted customised solutions, with synergic integration of fundamental services such as mobile and broadband services into industry applications to promote scale development of fundamental services. For the clustered small to medium- sized enterprises market, we vigorously boosted popular products such as “busy-shop assistant” and “e-Surfing RFID”, and transformed the development approach leveraging open channel. Meanwhile, we proactively explored and developed the “Cloud Service” market and centrally built a nationwide “cloud” resources management platform to promote “Cloud Computing” for industry applications and to continuously enhance the capability of providing industry informatisation solutions.

Alleviating operational risk of wireline voice

In the first half of this year, the total number of wireline access lines in service was 172 million, a net decline of 2.83 million. Revenue from wireline voice amounted to RMB26,462 million, accounting for 22.0% of the total revenue. The decline was further mitigated. The number of PAS subscribers continued to decline noticeably and the revenue contribution of PAS to total operating revenue decreased to below 1%. The business risk has primarily been alleviated.

China Telecom Corporation Limited | Interim Report 2011
Chairman’s Statement (Continued)

Planning ahead and fully preparing for the future

From the overall perspective of the development in global communications industry, the multi-dimensional, multi- crossing, comprehensive restructuring and convergence of key industry players has become an inevitable trend, whereas the player with competitive edges in mobile Internet will be the future leader. As a telecom operator, we leverage our competitive strengths in network and customer base to tackle the dynamic challenges, emphasizing on adaptation to achieve excellence. We proactively execute our strategic positioning as “a leader of the intelligent pipeline, a provider of an integrated platform and a participant in content and application development”. To meet the dynamic needs of the market, we target to execute a progressive plan in the next three to five years to fully utilise the network strengths of full services operator in developing an intelligent pipeline enabled with customer identification and business awareness, a highly integrated, fully functional, open and fair integrated capability platform and self-operated core applications products. Through extensive collaboration with value chain participants, we also endeavour to support the deployment and operation of content and applications of the collaborative participants, persistently providing enriched communication information experience to our customers and promoting a healthy and vigorous value chain.

“Leader of the Intelligent Pipeline”

Our intelligent pipeline will feature high-speed bandwidth, convergent wireline and mobile network, users’ freedom to participate in network deployment and management, and multi-level quality of service levels for different subscribers and services. This year, we strengthened our access network construction that utilised the passive optical network (PON) technology and achieved comprehensive bandwidth upgrade for our core network and access network. We continued to optimise our 3G network coverage and continued to enhance our network quality to maintain our leading position amongst the peers. We consolidated our carrier-class Wi-Fi network and strengthened its coordinated traffic offloading from the 3G network. Technologies such as Deep Packet Inspection (DPI) have been deployed to reinforce the identification capability of the mobile network on customers and services, and to implement the precise mobile traffic management.

“Provider of Integrated Platform”

Our integrated platform will be a highly-integrated service carrying platform of open capability to serve various businesses & customers with comprehensive and multifunctional capabilities. Through advancement and opening up of the basic operational capabilities of the platform, we will be able to gather more developers to attract more high-value traffic. From the beginning of the first half of this year, we started to consolidate our existing application platforms and progressively implemented centralised efficient operation, aiming at sharing of subscribers’ information and resources capability across the Group. We progressively built and provided to our partners various enabling capabilities such as unified authentication, electronic payment and mobile positioning. We vigorously leveraged “Cloud Computing” technology, set up “cloud” resources pools and meanwhile commenced to establish a nationwide centralised management and service platform for “cloud” resources. Leveraging the resources and capabilities of the existing platforms, we have already introduced various outstanding third-party content and applications such as “QQ”, “weibo” and the “UC Browser” to enhance the value of data traffic. In June this year, we took initiatives to form the “Open Mobile Internet Alliance” with Internet companies and manufacturers of mobile terminals to jointly strengthen cooperation and build up a win-win industry value chain.

“Participant in content and application development”

In developing content and applications, we adhere to the principles of competitiveness and quality. Leveraging our own resources, we selectively develop self-operated converging content, applications and enabling features including payment and positioning. Through innovative mechanism and system as well as market-oriented operation and development models, we aim to pave the way to future revenue growth. In the first half of the year, the Company has set up the Business Innovation Department to strengthen the centralised efficient operation of innovative products, especially to realise the consolidated sales and marketing of self-operated products of our eight product centres and accelerate the scale promotion of content and applications. We continuously enhanced the penetration and popularity of the products of the product centres to accomplish the preliminary scale development. As a result, products such as “189 mailbox”, “e-Surfing LIVE”, and “eStore” have achieved initial scale development and the number of subscribers reached 36.78 million, 28.35 million and 27.30 million respectively. Meanwhile, the Company has also accelerated the expansion of mobile payment service and the total value of transactions conducted through BestPay has reached RMB8,600 million in the first half of this year.

China Telecom Corporation Limited | Interim Report 2011
Chairman’s Statement

Social responsibility and corporate governance

As a sizeable integrated telecom operator, China Telecom fully understands its vital role in social responsibility. In recent years, we have been investing to enhance the “information superhighway” and to maintain the healthiness of the information on the Internet, promoting technological innovation and fostering the prosperity of industry value chain. Through continuous improvement in operation and services, we offered excellent integrated information services for individuals, households and enterprises customers, endeavouring to enhance customers’ value. We actively took initiatives to fulfill environmental responsibility through promoting lower emissions and green operation with a view to building a “green integrated information service provider”. As a responsible corporate citizen, we actively participated in charitable activities aiming at alleviation of poverty and other welfare and donation projects to fulfill our community responsibility.

We continue to strive to maintain a high level of corporate governance and corporate transparency to ensure the healthy development of the Company and enhance corporate value. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and appreciation in the first half of this year, including the “Overall Best Managed Company in Asia” and “Best Telecom Company in Asia” by FinanceAsia, “No. 1 Best Managed Company in Asia” by Euromoney, being the first company receiving such an honour for two consecutive years; and “Asia’s Best Companies in Corporate Governance” and “The Best Corporate Social Responsibility in China” by Corporate Governance Asia.

Outlook

At present, the scale development of the Company is now facing valuable opportunities. 3G service is expanding rapidly and broadband service is undergoing fast growth development amidst strong demand for informatisation services from government and enterprises. The intensified market competition and the industry convergence in the mobile Internet era are bringing new challenges. In the second half of the year, we will persist in deepening strategic transformation, insisting on differentiated strategy and accelerating the scale development. As for the fundamental services, we will expand the government and enterprise markets through promotion of industry applications, develop the public customers leveraging integrated service offering, and expand mobile market riding on 3G services. We shall also attend to the cluster market and strengthen rural market development. As for the innovative services, we will persist in data traffic operation with overall collaboration and centralised efficient operation to drive expansion in mobile Internet services. As for government and enterprises customers, we will endeavour to expand the “Cloud service” market. We shall further optimise our distribution channel strategies to promote both self- operated outlets and open channels, while also further developing new mobile Internet sales channels. We shall insist on diversified development of mobile terminals and facilitate the continual prosperity of the industry value chain.

Looking forward, we are fully confident and will advocate innovation and transformation, win-win cooperation, pragmatism and strong execution with a view to achieving a new breakthrough in scale development and create more value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to Mr Shang Bing for his valuable contribution during his tenure of office as an Executive Director of the Company.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

23 August 2011

China Telecom Corporation Limited | Interim Report 2011
Independent Review Report of the International

To the Board of Directors of

China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements set out on pages 8 to 28 which comprise the consolidated statement of financial position of China Telecom Corporation Limited as at 30 June 2011, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period ended 30 June 2011 and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements as at and for the six-month period ended 30 June 2011 are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

23 August 2011

China Telecom Corporation Limited | Interim Report 2011
Consolidated Statement of Financial Position at 30 June 2011 (Amounts in millions)

	Note	30 June 2011 RMB	31 December 2010 RMB

ASSETS

Non-current assets

Property, plant and equipment, net		262,563	275,248
Construction in progress		23,374	14,445
Lease prepayments		5,305	5,377
Goodwill		29,919	29,920
Intangible assets		8,460	9,968
Interests in associates		1,178	1,123
Investments		723	854
Deferred tax assets	8	9,845	10,779
Other assets		3,967	4,396

Total non-current assets		345,334	352,110

Current assets
Inventories		3,723	3,170
Income tax recoverable		2,461	1,882
Accounts receivable, net	4	20,383	17,328
Prepayments and other current assets		5,222	5,073
Time deposits with original maturity over three months		3,321	1,968
Cash and cash equivalents	5	25,911	25,824

Total current assets		61,021	55,245

Total assets		406,355	407,355

The notes on pages 14 to 28 form part of these interim financial statements.

China Telecom Corporation Limited | Interim Report 2011
Consolidated Statement of Financial Position (Unaudited)
at 30 June 2011 (Amounts in millions)

	Note	30 June 2011 RMB	31 December 2010 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	6	16,098	20,675
Current portion of long-term debt	6	1,361	10,352
Accounts payable	7	44,444	40,039
Accrued expenses and other payables		58,992	52,885
Income tax payable		688	327
Current portion of deferred revenues		2,181	2,645

Total current liabilities		123,764	126,923

Net current liabilities		(62,743)	(71,678)

Total assets less current liabilities		282,591	280,432

Non-current liabilities
Long-term debt	6	41,304	42,549
Deferred revenues		3,252	3,558
Deferred tax liabilities	8	2,152	2,361

Total non-current liabilities		46,708	48,468

Total liabilities		170,472	175,391

Equity
Share capital		80,932	80,932
Reserves		154,447	150,536

Total equity attributable to equity holders of the Company		235,379	231,468
Non-controlling interests		504	496

Total equity		235,883	231,964

Total liabilities and equity		406,355	407,355

The notes on pages 14 to 28 form part of these interim financial statements.

China Telecom Corporation Limited | Interim Report 2011
Consolidated Statement of Comprehensive Income for the six-month period ended 30 June 2011 (Amounts in millions, except per share data)

		Six-month periods ended 30 June
	Note	2011 RMB	2010 RMB

Operating revenues	9	120,208	107,817

Operating expenses
Depreciation and amortisation		(25,412)	(25,839)
Network operations and support		(25,490)	(22,812)
Selling, general and administrative		(22,205)	(19,752)
Personnel expenses	10	(19,237)	(17,196)
Other operating expenses	11	(13,373)	(8,398)

Total operating expenses		(105,717)	(93,997)

Operating profit		14,491	13,820

Net finance costs	12	(1,309)	(1,855)

Investment income		4	9

Share of profits from associates		43	28

Profit before taxation		13,229	12,002
Income tax	13	(3,380)	(2,885)

Profit for the period		9,849	9,117

Other comprehensive income for the period:
Change in fair value of available-for-sale equity securities		(130)	(115)
Deferred tax on change in fair value of available-for-sale equity securities		32	27
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(35)	13
Share of other comprehensive income from associates		(1)	5

Other comprehensive income for the period, net of tax		(134)	(70)

Total comprehensive income for the period		9,715	9,047

Profit attributable to:
Equity holders of the Company		9,808	9,076
Non-controlling interests		41	41

Profit for the period		9,849	9,117

Total comprehensive income attributable to:
Equity holders of the Company		9,674	9,015
Non-controlling interests		41	32

Total comprehensive income for the period		9,715	9,047

Basic earnings per share	15	0.12	0.11

Weighted average number of shares (in millions)	15	80,932	80,932

The notes on pages 14 to 28 form part of these interim financial statements.

China Telecom Corporation Limited | Interim Report 2011
Consolidated Statement of Changes in Equity
for the six-month period ended 30 June 2011 (Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re- valuation reserve RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserves RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2010		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613
Profit for the period		—	—	—	—	—	—	—	9,076	9,076	41	9,117
Other comprehensive income		—	—	—	—	—	(74)	13	—	(61)	(9)	(70)

Total comprehensive income		—	—	—	—	—	(74)	13	9,076	9,015	32	9,047

Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	57	—	(57)	—	—	—
Revaluation surplus realised		—	—	—	(255)	—	—	—	255	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(65)	—	65	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(65)	(65)
Dividends	14	—	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)

Balance as at 30 June 2010		80,932	(2,804)	10,746	10,608	60,606	2,825	(654)	62,457	224,716	848	225,564

Balance as at 1 January 2011		80,932	(2,804)	10,746	10,339	62,634	2,913	(715)	67,423	231,468	496	231,964
Profit for the period		—	—	—	—	—	—	—	9,808	9,808	41	9,849
Other comprehensive income		—	—	—	—	—	(99)	(35)	—	(134)	—	(134)

Total comprehensive income		—	—	—	—	—	(99)	(35)	9,808	9,674	41	9,715

Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	63	—	(63)	—	—	—
Revaluation surplus realised		—	—	—	(247)	—	—	—	247	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(70)	—	70	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(26)	(26)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(7)	(7)
Dividends	14	—	—	—	—	—	—	—	(5,763)	(5,763)	—	(5,763)

Balance as at 30 June 2011		80,932	(2,804)	10,746	10,092	62,634	2,807	(750)	71,722	235,379	504	235,883

The notes on pages 14 to 28 form part of these interim financial statements.

China Telecom Corporation Limited | Interim Report 2011
Consolidated Statement of Cash Flows for the six-month period ended 30 June 2011 (Amounts in millions)

		Six-month periods ended 30 June
	Note	2011 RMB	2010 RMB

Net cash from operating activities	(a)	41,814	39,091

Cash flows from/(used in) investing activities
Capital expenditure		(20,433)	(17,518)
Purchase of investments		(5)	—
Lease prepayments		(10)	(13)
Proceeds from disposal of property, plant and equipment		1,090	143
Proceeds from disposal of investments		—	7
Proceeds from return of investments		10	—
Proceeds from disposal of lease prepayments		50	85
Purchase of time deposits with original maturity over three months		(3,321)	(1,259)
Maturity of time deposits with original maturity over three months		1,968	442
Payment for the purchase price of the acquisition of CDMA business		—	(5,374)

Net cash used in investing activities		(20,651)	(23,487)

Cash flows from/(used in) financing activities
Proceeds from bank and other loans		14,464	43,390
Repayments of bank and other loans		(29,309)	(61,336)
Payment of dividends		(6,174)	(5,608)
Distribution to China Telecommunications Corporation in connection with the Fourth Acquisition		—	(534)
Net cash distributions to non-controlling interests	(b)	(23)	(8)

Net cash used in financing activities		(21,042)	(24,096)

Net increase/(decrease) in cash and cash equivalents		121	(8,492)
Cash and cash equivalents at 1 January		25,824	34,804
Effect of changes in foreign exchange rate		(34)	13

Cash and cash equivalents at 30 June		25,911	26,325

The notes on pages 14 to 28 form part of these interim financial statements.

China Telecom Corporation Limited | Interim Report 2011
Consolidated Statement of Cash Flows (Unaudited)
for the six-month period ended 30 June 2011 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month periods ended 30 June
	2011 RMB	2010 RMB

Profit before taxation	13,229	12,002
Adjustments for:
Depreciation and amortisation	25,412	25,839
Impairment losses for doubtful debts	808	940
Impairment losses for intangible assets	8	—
Write down of inventories	56	19
Investment income	(4)	(9)
Share of profits from associates	(43)	(28)
Interest income	(179)	(139)
Interest expense	1,469	2,035
Unrealised foreign exchange loss/(gain)	19	(41)
(Gain)/loss on disposal of property, plant and equipment	(163)	919

Operating profit before changes in working capital	40,612	41,537
Increase in accounts receivable	(3,895)	(3,208)
(Increase)/decrease in inventories	(609)	38
Increase in prepayments and other current assets	(172)	(297)
Decrease in other assets	429	532
Increase in accounts payable	3,988	1,608
Increase in accrued expenses and other payables	5,879	3,979
Decrease in deferred revenues	(770)	(1,201)

Cash generated from operations	45,462	42,988
Interest received	182	149
Interest paid	(1,000)	(1,502)
Investment income received	11	—
Income tax paid	(2,841)	(2,544)

Net cash from operating activities	41,814	39,091

(b)	The Fourth Acquisition represents the acquisition of the entire equity interests in China Telecom Group Beijing Corporation by the Company on 30 June 2008.

The notes on pages 14 to 28 form part of these interim financial statements.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial for the six-month period ended 30 June 2011

1.    Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

2.    Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS

34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 23 August 2011, reflect the unaudited financial position of the Group as at 30 June 2011 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2011.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2010 annual financial statements, except for the adoption of IAS 24 (revised), “Related Party Disclosures” which has resulted in a change in the disclosures of the financial statements. The disclosures for the related party transactions with government-related entities were modified.

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2010 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

2.    Basis of preparation (continued)

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2010 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2010 are available from the Company’s registered office. The Company’s international auditor has expressed an unqualified opinion on those financial statements in their report dated 22 March 2011.

3.    Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amounts are immaterial.

4.    Accounts receivable, net

Accounts receivable, net, are analysed as follows:

	Note	30 June 2011 RMB millions	31 December 2010 RMB millions

Third parties		21,112	17,466
China Telecom Group	(i)	1,302	1,182
Other telecommunications operators in the PRC		762	704

		23,176	19,352
Less: Allowance for doubtful debts		(2,793)	(2,024)

		20,383	17,328

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

4.    Accounts receivable, net (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Current, within 1 month	11,711	10,769
1 to 3 months	2,569	2,049
4 to 12 months	1,617	1,384
More than 12 months	1,089	495

	16,986	14,697
Less: Allowance for doubtful debts	(2,620)	(1,831)

	14,366	12,866

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Current, within 1 month	2,350	1,844
1 to 3 months	1,563	1,161
4 to 12 months	1,547	998
More than 12 months	730	652

	6,190	4,655
Less: Allowance for doubtful debts	(173)	(193)

	6,017	4,462

5.    Cash and cash equivalents

	30 June 2011 RMB millions	31 December 2010 RMB millions

Cash at bank and in hand	24,344	24,071
Time deposits with original maturity within three months	1,567	1,753

	25,911	25,824

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

6.    Short-term and long-term debt

Short-term debt comprises:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Loans from banks — unsecured	9,371	11,578
Other loans — unsecured	80	80
Loans from China Telecom Group — unsecured	6,647	9,017

Total short-term debt	16,098	20,675

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2011 is 5.0% (31 December 2010: 4.3%). As at 30 June 2011, the loans from banks and other loans bear interest at rates ranging from 4.4% to 6.3% (31 December 2010: 3.5% to 5.8%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at rates ranging from 4.3% to 4.7% (31 December 2010: 3.9%) per annum and are repayable within one year.

Long-term debt comprises:

	Note	30 June 2011 RMB millions	31 December 2010 RMB millions

Loans from banks — unsecured	(i)	2,785	3,054
Other loans — unsecured	(i)	1	1
Medium-term notes — unsecured	(ii)	39,879	49,846

Total long-term debt		42,665	52,901
Less: current portion		(1,361)	(10,352)

Non-current portion		41,304	42,549

Note:

(i)	The loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2010: 1.00% to 8.30%) per annum with maturity through 2060.
(ii)	On 22 April 2008, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.30% per annum. The medium-term note was repaid by the Company on 23 April 2011.

On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum.

On 16 November 2009, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum.

On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.

All of the above medium-term notes are unsecured.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

6.    Short-term and long-term debt (continued)

The Group’s short-term and long-term debts do not contain any financial covenants. As at 30 June 2011, the Group has unutilised committed credit facilities amounting to RMB126,085 million (31 December 2010: RMB98,576 million).

7.    Accounts payable

Accounts payable are analysed as follows:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Third parties	33,013	30,838
China Telecom Group	10,829	8,571
Other telecommunications operators in the PRC	602	630

	44,444	40,039

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Due within 1 month or on demand	11,688	10,308
Due after 1 month but within 3 months	8,918	8,626
Due after 3 months but within 6 months	12,334	9,830
Due after 6 months	11,504	11,275

	44,444	40,039

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

8.    Deferred tax assets and liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2011 RMB millions	31 December 2010 RMB millions	30 June 2011 RMB millions	31 December 2010 RMB millions	30 June 2011 RMB millions	31 December 2010 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,266	1,047	—	—	1,266	1,047

Non-current
Property, plant and equipment	2,221	3,214	(1,393)	(1,520)	828	1,694
Deferred revenues and installation costs	1,003	1,093	(610)	(660)	393	433
Land use rights	5,355	5,425	—	—	5,355	5,425
Available-for-sale equity securities	—	—	(149)	(181)	(149)	(181)

Deferred tax assets/(liabilities)	9,845	10,779	(2,152)	(2,361)	7,693	8,418

	Balance at 1 January 2011 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 30 June 2011 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,047	219	1,266

Non-current
Property, plant and equipment	1,694	(866)	828
Deferred revenues and installation costs	433	(40)	393
Land use rights	5,425	(70)	5,355
Available-for-sale equity securities	(181)	32	(149)

Net deferred tax assets	8,418	(725)	7,693

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

9.    Operating revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
	Note	2011 RMB millions	2010 RMB millions

Wireline voice	(i)	26,462	32,915
Mobile voice	(ii)	18,002	14,102
Internet	(iii)	36,150	31,114
Value-added services	(iv)	12,541	10,849
Integrated information application services	(v)	9,818	7,153
Managed data and leased line	(vi)	6,998	6,066
Others	(vii)	10,139	5,353
Upfront connection fees	(viii)	98	265

		120,208	107,817

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnection fees and amortised amount of upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnection fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

10.  Personnel expenses

Personnel expenses are attributable to the following functions:

	Six-month periods ended 30 June
	2011 RMB millions	2010 RMB millions

Network operations and support	12,640	11,098
Selling, general and administrative	6,597	6,098

	19,237	17,196

11.  Other operating expenses

Other operating expenses consist of:

		Six-month periods ended 30 June
	Note	2011 RMB millions	2010 RMB millions

Interconnection charges	(i)	6,181	5,293
Cost of goods sold	(ii)	7,172	3,087
Donations		3	6
Others		17	12

		13,373	8,398

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

12.  Net finance costs

Net finance costs comprise:

	Six-month periods ended 30 June
	2011 RMB millions	2010 RMB millions

Interest expense incurred	1,610	2,172
Less: Interest expense capitalised*	(141)	(137)

Net interest expense	1,469	2,035
Interest income	(179)	(139)
Foreign exchange losses	59	69
Foreign exchange gains	(40)	(110)

	1,309	1,855

* Interest expense was capitalised in construction in progress at the following rates per annum	1.0%–5.2%	1.3%–4.6%

13.  Income tax

Income tax in the profit or loss comprises:

	Six-month periods ended 30 June
	2011 RMB millions	2010 RMB millions

Provision for PRC income tax	2,606	2,353
Provision for income tax in other tax jurisdictions	17	27
Deferred taxation	757	505

	3,380	2,885

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

13.  Income tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month periods ended 30 June
	Note	2011 RMB millions	2010 RMB millions

Profit before taxation		13,229	12,002

Expected income tax expense at statutory tax rate of 25%	(i)	3,307	3,001
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(26)	(333)
Differential tax rate on other subsidiaries’ income	(ii)	(7)	(10)
Non-deductible expenses	(iii)	248	458
Non-taxable income	(iv)	(112)	(227)
Other tax benefits		(30)	(4)

Actual income tax expense		3,380	2,885

Note:

(i)	The provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 24%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent miscellaneous incomes which are not subject to income tax.

14.  Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totalling approximately RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared and of which RMB5,608 million was paid on 30 June 2010 and the remaining amounts were settled by June 2011.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2011.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

15.  Basic earnings per share

The calculation of basic earnings per share for the six-month periods ended 30 June 2011 and 2010 is based on the profit attributable to equity holders of the Company of RMB9,808 million and RMB9,076 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

16.  Capital commitments

As at 30 June 2011 and 31 December 2010, the Group had capital commitments as follows:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Authorised and contracted for
Property	442	395
Telecommunications network plant and equipment	4,564	4,729

	5,006	5,124

Authorised but not contracted for
Property	683	716
Telecommunications network plant and equipment	7,636	4,928

	8,319	5,644

17.  Related party transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

17.	Related party transactions (continued)

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month periods ended 30 June
	Note	2011 RMB millions	2010 RMB millions

Purchases of telecommunications equipment and materials	(i)	1,277	812
Sales of telecommunications equipment and materials	(i)	737	390
Construction and engineering services	(ii)	3,576	2,600
Provision of IT services	(iii)	138	152
Receiving IT services	(iii)	226	170
Receiving community services	(iv)	1,077	971
Receiving ancillary services	(v)	3,713	3,234
Operating lease expenses	(vi)	208	192
Net transaction amount of centralised services	(vii)	269	206
Interconnection revenues	(viii)	24	28
Interconnection charges	(viii)	240	292
Interest on loans from China Telecom Group	(ix)	145	606
CDMA network capacity lease fee	(x)	8,696	6,365
Reimbursement of capacity maintenance related costs of CDMA network	(xi)	633	463

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

17.	Related party transactions (continued)

(a)	Transactions with China Telecom Group (continued)

(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 6).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile telecommunications network (“CDMA network”) capacity.
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2011 RMB millions	31 December 2010 RMB millions

Accounts receivable	1,302	1,182
Prepayments and other current assets	841	1,044

Total amounts due from China Telecom Group	2,143	2,226

Accounts payable	10,829	8,571
Accrued expenses and other payables	515	389
Short-term debt	6,647	9,017

Total amounts due to China Telecom Group	17,991	17,977

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest,

are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 6.

As at 30 June 2011 and 31 December 2010, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 25 August 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA network capacity lease agreement (“the 2010 CDMA Network Lease”), which it first entered into with China Telecommunications Corporation and which were approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 16 September 2008, for a further term of two years expiring on 31 December 2012. Pursuant to the 2010 CDMA Network Lease, the lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue. For the year ending 31 December 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

17.	Related party transactions (continued)

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2011 RMB thousands	2010 RMB thousands

Short-term employee benefits	4,492	4,024
Post-employment benefits	410	360

	4,902	4,384

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the six-month period ended 30 June 2011 were RMB1,698 million (six-month period ended 30 June 2010: RMB1,562 million).

The amount payable for contributions to defined contribution retirement plans as at 30 June 2011 was RMB236 million (31 December 2010: RMB206 million).

(d)	Transactions with other government-related entities

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

China Telecom Corporation Limited | Interim Report 2011
Notes to the Unaudited Interim Financial Statements (Continued)

17.	Related party transactions (continued)

(d)	Transactions with other government-related entities (continued)

Apart from transactions with parent company and its affiliates (Note 17(a)), the Group has collectively, but not individually significant transactions with other government-related entities, which include but are not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors believe the above information provides appropriate disclosure of related party transactions.

China Telecom Corporation Limited | Interim Report 2011
Other Information

Management discussion and analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2010 Annual Report.

Purchase, sale or redemption of securities

During the six-month period ended 30 June 2011, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and supervisors’ interests and short positions in shares, underlying shares and debentures

As at 30 June 2011, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2011, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change in directors and supervisors

On 20 May 2011, the term of office of the third session of the Board of Directors and the Supervisory Committee expired. All directors of the third session of the Board of Directors were re-elected as the Board of Directors of the fourth session at the annual general meeting held on that date. All four supervisors representing shareholders of the third session of the Supervisory Committee were also re-elected as the supervisors of the fourth session of the Supervisory Committee. On the same date, Mr. Du Zuguo has been elected at the annual general meeting as a supervisor of the fourth session of the Supervisory Committee. Mr. Ma Yuzhu, the employee elected supervisor of the third session of the Supervisory Committee retired as supervisor of the Company on 20 May 2011 and was succeeded by Mr. Mao Shejun. Due to change in work arrangement, Mr. Shang Bing has resigned as the president, chief operating officer and executive director of the Company on 13 July 2011, and has been appointed as deputy minister of Ministry of Industry and Information Technology of the People’s Republic of China.

Save as those disclosed above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

China Telecom Corporation Limited | Interim Report 2011
Other Information

Material interests and short positions in shares and underlying shares of the company

As at 30 June 2011, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of shareholder	Number of shares held	Type of shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

Commonwealth Bank of Australia	1,524,752,000 (Long position)	H shares	10.99%	1.88%	Interest of controlled corporation

JPMorgan Chase & Co.	1,398,823,090 (Long position)	H shares	10.08%	1.73%	85,896,265 shares as beneficial owner; 167,008,000 shares as investment manager; and 1,145,918,825 shares as security interest holder/approved lending agent

	49,264,024 (Short position)	H shares	0.35%	0.06%	47,264,024 shares as beneficial owner; 2,000,000 shares as investment manager

	1,145,918,825 (Shares available for lending)	H shares	8.26%	1.42%	Security interest holder/ approved lending agent

Blackrock, Inc	1,031,731,831 (Long position)	H shares	7.43%	1.27%	Interest of controlled corporation
	80,466,883 (Short position)	H shares	0.58%	0.099%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

Templeton Investment Counsel, LLC	693,347,861 (Long position)	H shares	5.00%	0.86%	Investment manager

Save as stated above, as at 30 June 2011, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

China Telecom Corporation Limited | Interim Report 2011
Other Information

Audit committee

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2011.

Compliance with the code on corporate governance practices

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2011. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules throughout the six months period ended 30 June 2011.

Compliance with model code for securities transactions by directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2011 to 30 June 2011.

Forward-looking statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.